Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KAYAK Software Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

486577109

(CUSIP Number)

Kathryn I. Murtagh Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210 (617) 523-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 486577109

1	NAMES OF REPORTING PERSONS. President and Fellows of Harvard College
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 254,678
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 254,678
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%
14	TYPE OF REPORTING PERSON EP

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of Class A Common Stock, $0.001 par value (the “Common Stock”), of KAYAK Software Corporation, a Delaware corporation (the “Issuer”), which has its principal executive offices at 55 North Water Street, Suite 1, Norwalk, CT 06854.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company, Inc. at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, the Fellows and the executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, the Fellows and the executive officers of Harvard is a citizen of the Untied States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Issuer to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

Harvard acquired the Common Stock in the ordinary course of its endowment investing for the purpose of maximizing the risk-adjusted investment return on its endowment funds and other long-term investment assets. Except as otherwise set forth in this Item 4, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. As the Issuer has entered into a definitive agreement for an extraordinary transaction involving its acquisition by priceline.com Incorporated (“Priceline”) pursuant to the terms of that certain Agreement and Plan of Merger dated November 8, 2012 among the Issuer, Priceline and a wholly-owned subsidiary of Priceline, which agreement is subject, among other matters, to approval of the Issuer’s stockholders, Harvard is hereby reporting its ownership of Issuer Common Stock on this Schedule 13D. Depending on market conditions, advancement of the contemplated merger, and other factors bearing at the time upon the value or price of Common Stock, Harvard may in the future take steps to enhance the value of its investment, including steps that would result in any of the actions set forth in parts (a) through (j) of Item 4, and may acquire additional shares of Common Stock or dispose of shares of Common Stock at any time.

Item 5. Interest in Securities of the Issuer.

(a), (b) Harvard is the beneficial owner of 254,678 shares of Common Stock (approximately 5.55% of the shares of the Issuer’s issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC).

Harvard has sole power to vote and sole power to dispose of such shares to which this statement relates.

(c) During the past sixty (60) days, Harvard bought and sold shares of Common Stock of the Issuer in open-market transactions on NASDAQ. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

From time to time, in the ordinary course of business, Harvard enters into stock loans pursuant to existing stock loan agreements with broker-dealers. These stock loans can be recalled at Harvard’s discretion. Harvard may lend and/or recall shares of the Issuer’s stock in the future. Shares lent by Harvard that have not been recalled by Harvard and redelivered to Harvard in advance of an applicable record date for a shareholder meeting may not be able to be voted by Harvard at the meeting.

Except as set forth above, there are no other contracts, arrangements, understandings or relationships between Harvard and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the President, the Fellows and the executive officers of Harvard.

Exhibit B	Information concerning Harvard’s transactions during the past sixty (60) days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2012	PRESIDENT AND FELLOWS OF HARVARD COLLEGE

	By:	/s/ Kathryn I. Murtagh
		Name:	Kathryn I. Murtagh
		Title:	Authorized Signatory

Exhibit Index

Exhibit Number	Description

A	Information concerning the President, the Fellows and the executive officers of Harvard

B	Information concerning Harvard’s transactions during the past sixty (60) days

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the President, the Fellows and the executive officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

PRESIDENT, FELLOWS AND EXECUTIVE OFFICERS OF HARVARD COLLEGE

Name	Office/Position
Drew Gilpin Faust	President
James F. Rothenberg	Treasurer
Mark Goodheart	Secretary
Lawrence S. Bacow	Fellow
Paul J. Finnegan	Fellow
Susan L. Graham	Fellow
Nannerl O. Keohane	Fellow
Patricia A. King	Fellow
William F. Lee	Fellow
Joseph J. O’Donnell	Fellow
Robert D. Reischauer	Fellow
James F. Rothenberg	Fellow
Robert E. Rubin	Fellow

Exhibit B

PRESIDENT AND FELLOWS OF HARVARD COLLEGE’S PURCHASES ON NASDAQ FOR THE PAST SIXTY DAYS

Date	Shares Purchased	Price Per Share

11/8/12	600	39.18
11/9/12	15,720	39.3772
11/9/12	54,900	39.2853
11/9/12	39,919	39.3643
11/12/12	2,050	39.4895
11/16/12	5,000	39.419
11/20/12	34,217	39.5543
11/20/12	3,965	39.5569
11/21/12	5,450	39.5585
11/21/12	64,079	39.5356
11/23/12	9,027	39.5566
11/26/12	9,000	39.5099
11/28/12	1,351	39.87
11/29/12	9,400	40.1373